Annual Report

Cover Page

Name of issuer:

Frankie's Story, LLC

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: GA

Date of organization: 3/9/2020

Physical address of issuer:

2761 NC HWY 210 E
Unit G #181
Hampstead NC 28443

Website of issuer:

https://pharmathemovie.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,250,259.70	$1,219,078.80

Cash & Cash Equivalents:	$637,827.50	$639,117.09
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$49.21	$6,266.21
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($16,686.10)	($126,918.87)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Frankie's Story, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Simple Jane Films, Inc.	Managing Member	Simple Jane Films, Inc.	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ashley Bratcher	Managing Member	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Athena Ink, LLC	6300000.0 Common Units (Class A). Wholly owned by Dori Zavala.	45.0
Simple Jane Films, Inc.	7700000.0 Common Units (Class A). Wholly owned by Ashley Bratcher	55.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company's assumptions concerning future operations may not be realized. The Company's goal is to produce a commercially profitable movie using a production budget as set forth in the table herein. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. Furthermore, as a biopic film, the potential market may be smaller than your average blockbuster. The Company desires to obtain a theatrical release (among its other methods of distribution), but we cannot guarantee this for Pharma. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing Pharma. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of Pharma. If and when production of the film commences, no assurance can be given that Pharma will receive market acceptance when produced. The Company faces all of the risks

inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing Pharma. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing Pharma.

The Company's success depends on the successful production and distribution of a single movie and the Company is unable to diversify its investment to reduce its risk of failure.

Pharma will be the only movie that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of Pharma. Because the Company will have only one asset (Pharma), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of Pharma is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from Pharma. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the film business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that Pharma will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view Pharma. Accordingly, there is a substantial risk that Pharma will not be

commercially successful, in which case the Company may be unable to recoup costs associated with the production of Pharma or realize revenues or profits from the sale of Pharma.

Technological advances may reduce demand for films.

The entertainment industry in general, and the motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than we do.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers, and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

Pharma will be subject to the risks associated with the production and distribution of a motion picture.

Although the production of a proof of concept of Pharma was completed, the Company cannot guarantee that production of the full feature motion picture will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of Pharma.

Pharma is in ongoing negotiations with several distributors and has secured a confidential LOI from one of the world's leading media and entertainment companies expressing their continued interest in distributing the film. The Company's goal, while not guaranteed, is for the film to be distributed theatrically as well as through online video streaming services, television and home video. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Company issued Preferred Units to Nicole Weider.

The Company issued 575,000 Preferred Units to Nicole Weider as consideration for development and production costs previously incurred by Frankie's Story, LLC in connection with the creation and production of the Pharma proof of concept and other script development. Nicole Weider will be entitled to a preferred return of 120% before Class C & D Preferred Units and Common Unit distributions. Class C & D will then be entitled to a preferred return of 120% before Common Unit distributions. Distributions of profits (to the extent the Company has generated sufficient cash flow) will then be disbursed among all Classes on equal footing with investors purchasing the Preferred Units in this Offering.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. Pharma's production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of Pharma and cause delays, all of which may increase the cost of production of Pharma and decrease the likelihood of being able to complete Pharma, which would have an adverse effect on the Company's business and prospects.

We will be required to raise additional capital to fully fund our business plan and expand our operations.
Currently, we have no revenue-generating activities. The purpose of this offering is to raise an additional $750,000 towards production on a minimum full production budget of $6 million. We intend to raise the balance via 506(c) equity financing rounds, through grants, and donations via our 501(c)3 fiscal sponsor, From the Heart. Part of this budget will be allocated to ongoing script and story development, with the balance allocated towards production. Even after taking account of the funds raised in this offering, we may need to raise additional funds to finalize the full production of Pharma. We may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing in order to fund the development of Pharma. We may also consider raising additional capital in the

future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

Pharma may not succeed if it receives unfavorable reviews.

The financial success of a motion picture, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to Pharma. To the extent that Pharma receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

There is no public market for the Preferred Units and such are subject to certain restrictions on transfer.

Investors should regard the Preferred Units as an illiquid investment. No public market for the Preferred Units exists or is likely to develop in the near future. Any resale of the Preferred Units may require the transferor to register the transferred Preferred Units under applicable state securities laws, or find an exemption therefrom.

The Preferred Units may not be transferred by any purchaser of such securities except under very specific and limited circumstances and/or with the consent of the Manager of the Company.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Units (Class C)	10000000	0	No
Preferred Units (Class B)	575,000	575,000	No
Common Units (Class A)	14000000	14000000	Yes
Preferred Units (Class D)	3425000	1143835	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding		$168,896	General operations
4/2023	Regulation Crowdfunding	Class D Preferred Stock	$435,546	General operations
1/2024	Regulation Crowdfunding	Priced Round	$457,930	General operations
4/2024	Regulation Crowdfunding	Priced Round	$182,532	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**Pharma the Movie

Milestones

Frankie's Story, LLC was incorporated in the State of Georgia in March 2020.

Since then, we have:

- Assembled an Executive team with a combined 40+ years experience and AcademyAward, BAFTA, and Emmy award winning work.

- Attached a director and began collaborating on creative development and screenplay refinement.

- Secured exclusive worldwide film rights to the Frances Kelsey biography written by historian Cheryl Warsh, expanding the project's intellectual property foundation.

- Completed a page-one rewrite of the screenplay to strengthen the story and prepare the project for talent packaging.

- Attached a director and began collaborating on creative development and screenplay refinement.

- Won the AFM Pitch Competition, helping establish industry visibility for the project.

- Raised over $1.5 million in equity capital through private investment and Regulation Crowdfunding.

- Built a 10,000+ engaged supporter base ahead of production and marketing.

- Received a Letter of Interest from a major global studio regarding potential distribution.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate future revenues at this time.

Historical Results of Operations

- *Revenues & Gross Margin.* For the fiscal years ended December 31, 2025 and December 31, 2024, the Company generated revenues of $0, as the film has not yet entered production or distribution.

- *Assets.* As of December 31, 2025, the Company had total assets of $1,250,259.70, including $637,827.50 in cash. As of December 31, 2024, the Company had total assets of $1,219,078.80, including $639,117.09 in cash.

- *Net Loss.* The Company reported net losses of $16,686.10 and $126,918.87 for the fiscal years ended December 31, 2025 and 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $49.21 for the fiscal year ended December 31, 2025 and $6,266.21 for the fiscal year ended December 31, 2024.

Liquidity & Capital Resources To date, the Company has been financed with approximately $1,528,146 in equity capital from Regulation Crowdfunding offerings and private investors.Given the Company's minimal operating expenses, existing capital reserves are expected to support near-term development and packaging activities.We plan to use the proceeds as set forth in this Form C under "Use of Funds." At this time, we do not have additional committed sources of capital beyond those described in this offering.The Company may require additional financing beyond the proceeds of this offering to fund operations over the lifetime of the Company and to support the production and distribution of the film. The Company may pursue additional financing through private equity, strategic partnerships, or other customary forms of film financing. Because of the complexities and uncertainties involved in independent film production and financing, it is not possible to determine whether the proceeds of this offering will be sufficient to implement our long-term strategy.**Runway & Short/Mid Term Expenses**

Frankie's Story, LLC had approximately $648,663.99 in cash on hand as of March 2026.Over the preceding three months:- Revenues averaged $0 per month
- Cost of goods sold averaged $0 per month
- Operating expenses averaged approximately $500 per monthThis reflects an average monthly burn rate of approximately $500.Since the end of the fiscal year, Frankie's Story LLC has continued advancing development and packaging efforts for PHARMA. The Company has attached a director and has been collaborating with her on creative development and screenplay refinement as the project prepares for talent outreach.The Company continues to pursue financing and strategic partnerships to support a planned worldwide theatrical release. Frankie's Story also maintains a Letter of Interest (LOI) from a major studio with a global presence regarding potential distribution of PHARMA. While not guaranteed, the LOI demonstrates meaningful interest in the project.The Company remains focused on disciplined development spending while advancing packaging and financing discussions needed to move the film toward production.Operating expenses are expected to remain limited in the near term as development and packaging efforts continue. The Company currently maintains a very low operating burn, averaging approximately $500–$1,000 per month in general administrative and development-related expenses.The Company does not expect to generate revenue in the near term, as revenue for a feature film typically occurs after production and distribution. The anticipated production budget for PHARMA is expected to fall within a commercially reasonable range for a film of this scope and reflects current market conditions.Additional financing will be required to move the project into production, at which point revenue would be generated through theatrical release and other distribution channels, including streaming, international sales, and ancillary markets. The Company is not currently profitable and does not expect to generate revenue until the film has been produced and released. The timeline to profitability will depend on the timing of production, distribution agreements, and the commercial performance of the film.The funds raised to date have supported development and packaging activities for PHARMA, including screenplay development, securing underlying intellectual property rights, and other project development efforts.Existing capital reserves are expected to support short-term operating needs while the team continues packaging the project and pursuing production financing.As the project advances

toward production, additional financing may be secured through private equity, strategic partnerships, or other customary forms of film financing.All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ashley Bratcher, certify that:

(1) the financial statements of Frankie's Story, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Frankie's Story, LLC included in this Form reflects accurately the information reported on the tax return for Frankie's Story, LLC filed for the most recently completed fiscal year.



Ashley Bratcher

Managing Member

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy.

Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully

review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://pharmathemovie.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ashley Bratcher

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Frankie's Story LLC Class D Preferred Units Subscription Agreement July 2024

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Ashley Bratcher

Simple Jane Films, Inc.

Appendix E: Supporting Documents

ttw_communications_159355_155245.pdf

Frankie_s_Story_4th_Amend_Op_Agreement_with_Exhibits_signed__1_.pdf

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for

all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

- ☑ **I verify the Annual Report is 100% accurate**
- ☑ **I agree to the Lead Investor Agreement**
- ☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this

Form to be signed on its behalf by the duly authorized undersigned.

Frankie's Story, LLC

By

Ashley Bratcher
Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ashley Bratcher
Producer
3/20/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.